Press Release ZR #3-08

March 18, 2008

ZOLOTO RESOURCES APPOINTS INTERIM CFO

Zoloto Resources Ltd. (“Zoloto” or the “Company”) has appointed Glen Indra as interim Chief Financial Officer and has accepted the resignation of Susan Wong who is stepping down to pursue other interests.

About Zoloto Resources

Zoloto Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:
Robert Maddigan, Director
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.